Stapgen LLC

Financial Statements and Report
Unaudited
March 20, 2024

Stapgen LLC

Index to Financial Statements:

Financial Statements:	Page No.
Letter of Introduction	3
Statement of Equity	4
Balance Sheet	5
Profit and Loss Standard	6
Notes to Financial Statements	7 to 10

Stapgen LLC

These financial statements are unaudited by any financial services or accounting firm. They are the product of the leadership of Stapgen LLC prepared in good faith in line with generally accepted accounting principles ("GAAP").

Signed,

Biplab Malo
Founder and CEO of Stapgen LLC
March 20, 2024

Statement of Equity

Stapgen LLC Summary Cap Table					
As of 11/16/2023 • Generated by Biplab Malo (info@stapgen.com) at 11/16/2023 06:54:27					
	Units Authorized	Units Issued and Outstanding	Fully Diluted Units	Fully Diluted Ownership	Cash Raised
Common Units classes					
Common (CS) Units	0	100,000,000	100,000,000	100.000%	$ -
Total Common Units issued and outstanding			100,000,000	100.000%	$ -
Preferred Units classes					
Total Preferred Units issued and outstanding			0	.000%	$ -
Convertibles					
SAFE Financings (SAFE)					$ 78,186.00
Total Convertibles issued					$ 78,186.00
Totals			100,000,000	100.000%	$ 78,186.00

STAPGEN LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Adv Fundamentals - 5923 - 1	914.60
Total Bank Accounts	**$914.60**
Other Current Assets	
Uncategorized Asset	-48,515.18
Total Other Current Assets	**$ -48,515.18**
Total Current Assets	**$ -47,600.58**
TOTAL ASSETS	**$ -47,600.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Adv Unlimited Cash Rewards - 7111 - 1	-888.36
CORP Account - Business Adv Unlimited Cash Rewards - 3369 - 1	6,393.27
Total Credit Cards	**$5,504.91**
Total Current Liabilities	**$5,504.91**
Total Liabilities	**$5,504.91**
Equity	
Opening Balance Equity	37,911.52
Owner's Investment	100,000.00
Retained Earnings	
Net Income	-191,017.01
Total Equity	**$ -53,105.49**
TOTAL LIABILITIES AND EQUITY	**$ -47,600.58**

Page 5

STAPGEN LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Total Income	
Expenses	
Advertising & Marketing	8,725.72
Bank Charges & Fees	782.28
Job Supplies	265.61
Legal & Professional Services	-6,871.38
Office Supplies & Software	3,079.32
Office/General Administrative Expenses	20.00
Other Business Expenses	150,135.00
Rent & Lease	29,000.00
Supplies & Materials	5,380.46
Taxes & Licenses	500.00
Total Expenses	**$191,017.01**
NET INCOME	**$ -191,017.01**

Stapgen LLC

Notes to Financial Statements

1. Organization and Nature of Business

Stapgen LLC (the "Company") was incorporated in the State of Massachusetts on Feb 2, 2022 as an LLC with single member. The Company began operations in 2022 and has continued those operations to the present. The Company is a Biotech/Med tech company, which will manufacture, sell, and distribute different products including diagnostic tests, toothpaste, mouthwash, and biologics. The Company is a startup company, and generating no revenue as of today.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company prepares its financial statements in good faith and, to the best of its ability, in conformity with U.S. generally accepted accounting principles ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires the Company to make estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results from which form the basis for making judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. No significant changes occurred as of today. However , in Nov. 2022 there will be significant changes.

Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance for fair value measurements established a framework for measuring fair value and established a three-level valuation hierarchy for disclosure of fair value measurements as follows:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. The Company's Level 1 assets consist of its marketable securities.

Level 2 – Observable quoted prices for similar assets or liabilities in active markets and observable quoted prices for identical assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that are not corroborated by market data.

Cash, accounts payable, and accrued expenses are reflected at carrying value, which approximates fair value due to the short-term maturity. The fair values of amounts due to affiliates are not determinable due to the related-party nature of the balances.

Stock-Based Compensation

The Company measures compensation expense for all stock-based awards in accordance with ASC Topic 718, *Compensation – Stock Compensation*. The Company valued the shares based on assets on hand at the grant date. The compensation cost from stock-based payments are recorded as general and administrative expense in the accompanying statement of operations. The Company elects to recognize actual forfeitures of stock-based awards as they occur in accordance with Accounting Standards Update ("ASU") No. 2016-09, *Compensation – Stock Compensation (Topic 718)*: Improvements to Employee Share-Based Payment Accounting. As of today, Stapgen LLC did not pay any stock based compensation.

Profit:

Stapgen LLC is a startup pre-revenue company. We anticipate generating revenue by 1st quarter of 2025. We will need to raise about $5,000,000 through financial activities in order to achieve those milestone.

Income Tax

The Company registered with the Commonwealth of Massachusetts as an LLC with a single member. Income tax is paid by the owner quarterly to the state, and Internal revenue service. Annual tax return is also filed.

3. Accrued Expenses

As of December 31, 2023	2023	2024
Accrued tax	0	0
Payroll liabilities	0	-
Accrued other	191,017.01	-
Accrued expenses	191,017.01	

4. Common share:
100,000,000 common share has been issued as of Oct. 30, 2022 all of which is owned by the owner of the company. Biplab K. Malo is the owner of Stapgen LLC.

5. Stock-based Compensation:
Under the Company's Shareholders' Agreement, a maximum aggregate number of shares has not been granted yet as of Oct. 30, 2022. The Company records stock-based compensation expense for the awards based on their grant date fair value. The stock-based compensation expense is recognized on a straight-line basis over the course of the requisite service period and is recorded in general and administrative expenses in the accompanying statement of operations. The stock activity as of today is as follows:

Shares	Weighted Average Grant Date Fair Value	
Outstanding at March 20, 2024	-	$ -
Granted	0	0.00
Vested	0	0
Forfeited or expired	0	0

5. Subsequent Events

Subsequent events have been evaluated through Dec.31, 2023,

Independent Contractors

No independent contractor has been assigned yet. The owner is self-employed.